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                             [LETTERHEAD OF ADEZA]

                               November 4, 1996

VIA FACSIMILE AND EDGAR
-----------------------

Securities and Exchange Commission
Division of Corporate Finance
450 5th Street, N.W.
Mail Stop 3-10
Washington, D.C. 20549-1004
Attn:  Ms. Letty Lynn, Branch Chief

        ADEZA BIOMEDICAL CORPORATION
        CIK: 0000902482
        Commission File No. 333-03627: Application for Withdrawal
        ---------------------------------------------------------

Ladies and Gentlemen:

    Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the "Registrant") hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits and amendments thereto, Commission File No. 333-03627 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Commission on May 13, 1996, and was amended by (a) a filing pursuant to Rule 424(a) made with the Commission on May 31, 1996; (b) Amendment No. 1 filed with the Commission on June 18, 1996; and (c) Amendment No. 2 filed with the Commission on June 26, 1996.

    Pursuant to the Registration Statement, the Registrant proposed to register an aggregate of 2,875,000 shares of its Common Stock, $0.001 par value per share (the "Shares"), for issuance to the public, at a proposed maximum offering price per Share of $13.00, with a proposed maximum offering price of $37,375,000.00. The Shares were being offered by Prudential Securities Incorporated, Needham & Company, Inc. and Tucker Anthony Incorporated, as representatives for the several underwriters. The Registrant believes that terms obtainable in the marketplace at this time are not sufficiently attractive to warrant proceeding with the sale of the Shares. The offering of the Shares would be a discretionary financing for the Registrant, and the Registrant does not believe that completing a discretionary financing on unfavorable terms would be in the best interests of the Registrant and its stockholders. No securities have been sold under the Registration Statement and no activity in pursuit of the subject offering has been taken since early July, 1996.

    Accordingly, we hereby request that an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

    If you have any questions regarding the foregoing application withdrawal, please contact Joshua L. Green, David A. Garcia or Keith A. Miller at Venture Law Group, legal counsel to the Registrant in connection with the Registration Statement, at (415) 854-4488.

                                       Sincerely,

                                       ADEZA BIOMEDICAL CORPORATION

                                       /s/ Daniel O. Wilds

                                       Daniel O. Wilds
                                       President and Chief Executive Officer